Exhibit 99.2:

RNS Number : 3698N

Unilever PLC

08 May 2018

 Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Graeme Pitkethly
2	Reason for the notification
a)	Position/status	Chief Financial Officer (Director)
b)	Initial notification /Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Unilever PLC
b)	LEI	549300MKFYEKVRWML317
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted

a)	Description of the financial instrument, type of instrument Identification code	Unilever PLC ordinary 3 1/9 pence shares GB00B10RZP78
b)	Nature of the transaction

1. 8,272 PLC shares acquired as part of investment of annual bonus (investment shares) under the Management Co-Investment Plan 2010 (MCIP) operated under the Unilever Share Plan 2017. PDMRs are able to choose whether they invest their annual bonus in NV or PLC shares or a 50/50 mix; This Executive Director acquired PLC shares in a 50/50 mix;

2. 8,272 PLC shares conditionally granted under the MCIP operated under the Unilever Share Plan 2017. PDMRs receive a corresponding number of performance-related shares (matching shares) under the Unilever Share Plan 2017. Matching shares will be awarded in the same form as the investment shares (i.e. in NV or PLC shares or a 50/50 mix).

c)	Currency	GBP - British Pound
d)	Price(s) and volume(s)	Price(s) Volume(s)3955.0p82720.0p8272
e)	Aggregated information - Volume - Total	16,544 £327,157.60
f)	Date of the transaction	2018-05-03
g)	Place of the transaction	London Stock Exchange - XLON

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END